[LETTERHEAD OF KBW, INC.]

                                  May 20, 1999

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549
Attention: Jessica Livingston

                         Re:  KBW, Inc.
                              Registration Statement on Form S-1
                              (Registration No. 333-61495)
                              ----------------------------------

Ladies and Gentlemen:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, KBW, Inc. (the "Company") hereby requests the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company and all amendments and exhibits thereto. The Company has decided not to pursue registration of shares of its Common Stock at this time. No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

                  If you have any questions with respect to this letter, please call Andrew J. Nussbaum or Nicole E. Clark of the law firm Wachtell, Lipton, Rosen & Katz at (212) 403-1000 or me at (212) 323-8300.


                                             Sincerely,

                                             KBW, INC.

                                             By: /s/ Mitchell B. Kleinman
                                             ----------------------------------
                                             Mitchell B. Kleinman
                                             Senior Vice President and
                                             General Counsel